Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

The Board of Directors of

PBF Holding Company LLC:

We consent to the incorporation by reference in this Registration Statement on Form S-1 filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, of our report dated June 23, 2011 with respect to the balance sheet of Paulsboro Refining Business as of December 16, 2010, and the related statements of income, changes in net parent investment, and cash flows for the period from January 1 through December 16, 2010 and for the year ended December 31, 2009, which appear in the Prospectus included in Registration Statement No. 333-177933 on Form S-1 (as amended).

/s/ KPMG LLP

San Antonio, Texas

December 12, 2012